Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-142911 on Form S-1 of our report dated April 1, 2008 relating to the consolidated financial statements of STI Group, Inc. as of December 31, 2007 and 2006 and for the year ended December 31, 2007 and the period from September 18, 2006 (Inception) through December 31, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the substantial doubt about the Company’s ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ KMJ Corbin & Company LLP

Irvine, California

April 1, 2008